Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

January 9, 2018

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.

Registration Statement on Form S-1 and Amendment No. 1 to the Registration Statement

Filed on December 22, 2017 and January 5, 2018

File No. 333-222279

Dear Ms. Nguyen:

On behalf of our client, Platinum Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 8, 2018, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on December 22, 2017 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on January 5, 2018.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated financial and other information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2 marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

January 9, 2018 Page 2

Registration Statement on Form S-1

Our Management Team, page 2

1.	We note your disclosure regarding management’s experience with other special purpose acquisition companies and business combinations. Please expand the discussion concerning Global Eagle Entertainment to discuss any major adverse business developments or conditions that would be material to investors in this offering. We note that the current trading share price of Global Eagle Entertainment is significantly lower than its initial public offering share price. Additionally, according to Commission filings, Global Eagle Entertainment has not filed any quarterly reports for fiscal year 2017.

Response: The Company has revised the disclosure on pages 3 and 70 in response to the Staff’s comment.

Use of Proceeds, page 57

2.	We note your response to our prior comment 7. Please tell us whether you may issue additional securities entitled to vote with your ordinary shares on pre-business combination matters in addition to the matters you disclosed, such as an amendment to your amended and restated memorandum and articles of association to extend the business combination completion date beyond 24 months from the closing of the offering. As appropriate, please revise the related disclosures on page 57.

Response: The Company will be prohibited from issuing additional securities entitled to vote with the Company’s ordinary shares on an amendment to the Company’s amended and restated memorandum and articles of association to extend the business combination completion date beyond 24 months and has accordingly revised Section 49.6 of the Company’s Amended and Restated Memorandum and Articles of Association and the disclosure on pages 39, 59 and 117 in response to the Staff’s comment.

Registration Rights, page 101

3.	We note the revised disclosures related to your registration rights agreement. Please clarify whether the registration rights agreement will permit any registration statement filed under the Securities Act to become effective during any applicable lock-up period.

Response: The Registration Rights Agreement does not prohibit any registration statement filed under the Securities Act from becoming effective during any applicable lock-up period, and, similarly, Amendment No. 2 does not state that any such prohibition exists.

January 9, 2018 Page 3

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 5.1

4.	We note counsel’s qualification in the penultimate paragraph on page 2 of the form of opinion that the opinions expressed therein that are based on the laws of the State of New York “are limited to the laws generally applicable in transactions of the type covered by the Registration Statement.” The above referenced phrase appears to qualify the opinion without describing the limitation. Please have counsel revise the opinion to remove such qualification.

Response: We have revised our opinion to remove the qualification in response to the Staff’s comment.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein